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April 10, 2013

Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:            Dominion Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2013
File No. 001-08489

Dear Mr. Mew:

Dominion Resources, Inc. (“Dominion” or the “Company”) received the Staff's letter dated March 28, 2013, which provided comments on the above-referenced documents.  This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Combined Notes to Consolidated Financial Statements, page 67

Note 6. Fair Value Measurements, page 76

Staff Comments:

1.
We note your decision to sell certain merchant power stations. Please explain whether these assets have been classified as held for sale, the extent you have considered presenting assets held for sale separately in the balance sheet and as discontinued operations within the income statement. Reference is made to ASC 360-10-45.

Response:

In the third quarter of 2012, Dominion announced its intention to pursue the sale of its Brayton Point and Kincaid power stations, as well as its 50% interest in Elwood, which is an equity method investment. The process employed by Dominion was to seek preliminary non-binding indications of interest from interested parties for these assets and thereafter to invite the parties submitting the more promising indications of interest to conduct additional diligence and submit definitive binding proposals. The indications of interest were received in late November 2012; the binding proposals were received in late February 2013. Negotiations with certain of the parties submitting binding proposals then followed. Board approval and execution of a sales agreement occurred in March 2013. The agreement with Tomcat Power, LLC, a subsidiary of Energy Capital Partners, was announced on March 11, 2013.

In connection with the preparation of its financial statements for the year ended December 31, 2012, Dominion considered the held for sale criteria of ASC 360-10-45-9. All conditions included within paragraph 9 must be met in order to qualify for held for sale treatment. At December 31, 2012, the potential sale of Brayton Point and Kincaid did not meet the following criteria of the accounting standard: ‘a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)’, and ‘f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.’

In accordance with the Capital and Other Investment Approval Resolution of Dominion’s Board of Directors, any divestiture exceeding $50 million requires approval of the Board of Directors. Board approval and execution of a sales agreement did not occur until March 2013, subsequent to the filing of Dominion’s 2012 Annual Report on Form 10-K. Thus, at the balance sheet date, management did not have the requisite authority to execute a sales transaction. Dominion has applied this policy consistently to previous divestitures, such that criterion a. for held for sale treatment was not met until Board approval and execution of a sales agreement occurred. Furthermore, negotiation of a sales agreement did not commence until subsequent to the balance sheet date, and such negotiations were ongoing at the date the financial statements were issued. Therefore, Dominion could not assert that significant changes to the plan or withdrawal of the plan were unlikely as of the balance sheet date. As a result of these factors, Dominion concluded that it had not met the necessary criteria in order to classify Brayton Point or Kincaid’s assets as held for sale in its 2012 Annual Report on Form 10-K.

With regard to Dominion’s equity method investment in Elwood, ASC 360-10-15-5 states that held for sale treatment does not apply to investments in equity securities accounted for under the equity method. Therefore, Elwood is not subject to held for sale classification.

ASC 205-20-45-1 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale should be reported as discontinued operations. Since, as of the balance sheet date, Brayton Point and Kincaid had not met the requirements to be classified as held for sale, the criteria for presentation as discontinued operations had also not been met. Also, according to ASC 205-20-15-1, equity method investments, and therefore Elwood, are not within the scope of the discontinued operations guidance.

In March 2013, Brayton Point and Kincaid met the criteria for both held for sale and discontinued operations classification and will be presented as such in Dominion’s first quarter Form 10-Q.

Staff Comments:

2.
We note you recorded an impairment charge of $1.6 billion to write down the fixed assets of Brayton Point and Kincaid plants. Please explain and clarify whether the Elwood plant was evaluated for impairment in connection with the upcoming sale. If so, tell us and disclose how you had conducted the impairment test along with the results. If not, please explain to us why.

Response:

As disclosed on page 78 of Dominion’s 2012 Annual Report on Form 10-K, Elwood is an equity method investment; it is therefore subject to the guidance of ASC 323. Pursuant to the guidance in ASC 323-10-35-32, “a loss in value of an investment that is other than temporary shall be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment.” Based on this guidance, Dominion assessed whether there was any indication that the carrying amount of Dominion’s equity method investment in Elwood exceeded its fair value at December 31, 2012.

Specifically, Dominion noted that the estimated sale price attributable to Elwood, based on preliminary indications of interest and final binding proposals received, exceeded Elwood’s carrying amount. Dominion also considered Elwood’s historical profitability and its projection that Elwood will continue to be profitable in the future. Contributing to Elwood’s expected profitability is the fact that it is a gas-fired plant, and therefore not subject to the current economic pressures facing coal-fired plants, such as Brayton Point and Kincaid. Based on this assessment, Dominion concluded that the carrying amount of Dominion’s equity method investment in Elwood did not exceed its fair value at December 31, 2012. Since there was no impairment of Elwood, no related disclosures were required in Dominion’s 2012 Annual Report on Form 10-K.

Staff Comments:

3.
In light of your focus on expanding regulated operations, the disposition of certain merchant generation facilities, the challenging nuclear generation market including historically low gas prices, costly repairs and complex regulation, please explain whether the Millstone facility was evaluated for impairment. If so, tell us and disclose how you had conducted the impairment test along with the results.

Response:

Dominion did not evaluate Millstone for impairment at December 31, 2012, as there was no indication that its carrying amount might not be recoverable pursuant to the guidance in ASC 360-10-35-21.

Dominion considered all the factors from ASC 360-10-35-21 in concluding that there was no indication that the carrying amount of Millstone was not recoverable at December 31, 2012. The following significant items were noted:
•	Dominion does not expect to sell or otherwise dispose of Millstone;
•	Despite challenging market conditions, Millstone has historically been profitable and is projected to continue to be profitable in the future;
•	There has been no significant adverse change in the extent or manner in which Millstone is operated;
•	The relative size of Millstone provides it with economies of scale as compared to single unit merchant nuclear facilities, such as Dominion’s Kewaunee facility; and
•
As compared to the MISO market, where Dominion’s Kewaunee facility is located, the ISO New England market is more liquid and has historically offered higher power prices. This facilitates the hedging of Millstone’s power sales and has historically resulted in more favorable pricing.

Dominion will continue to evaluate the factors in ASC 360-10-35-21 and if circumstances change, will provide appropriate disclosures in its quarterly and annual filings.

Definitive Proxy Statement on Schedule 14A filed March 19, 2013

Compensation Discussion and Analysis, page 19

Long-Term Incentive Program, page 39

Staff Comments:

4.
We note that you discuss the factors considered for the increase in the awards of long-term incentive awards for Messrs. McGettrick, Christian, Koonce and Sypolt but not the reasons for the amount awarded to Mr. Farrell. For each named executive, regardless if there is a change in the amount awarded from the previous year, you should provide an individual explanation for the amount awarded. Please revise your disclosure accordingly.

Response:

In Long-term Incentive Program on page 39 of Dominion’s Proxy Statement, Dominion discloses how the target amounts of the long-term incentive awards are determined for its named executive officers as follows:

“The CGN Committee approves long-term incentive awards in January each year with a grant date established in early February. This process ensures incentive-based awards are made at the beginning of the performance period and shortly after the public disclosure of Dominion’s earnings for the prior year. Like the AIP target award levels discussed above, long-term incentive target award levels are established based on a number of factors, including historical practice, individual and company performance, and internal pay equity considerations, and are compared against Compensation Peer Group data to ensure the appropriate competitiveness of an NEO’s total direct compensation opportunity….”

The factors identified in the excerpt apply to all of the awards to Dominion’s named executive officers. If there are additional factors that apply, the Compensation Discussion & Analysis notes those factors. For Messrs. McGettrick, Christian, Koonce and Sypolt for their 2012 awards, the Compensation Governance and Nominating Committee of Dominion’s Board of Directors approved increases to the long-term incentive target award amounts for these executive officers after consideration of additional factors which are described also on page 39. For Mr. Farrell, because no additional factors were considered, Dominion did not restate the factors that were discussed in the excerpt above. In future filings, Dominion will revise its disclosure to clarify the application of these factors in determining the long-term incentive plan target award amount for each named executive officer, in addition to including a discussion of particular factors that may apply to the award for an individual officer.

If you have any questions or require further information, please call me at (804) 771-3962 or fax me at (804) 771-6519.

Sincerely,

_/s/ Ashwini Sawhney____
Ashwini Sawhney
Vice President – Accounting and Controller (Chief Accounting Officer) – Dominion